SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

TUT SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

901103101

(CUSIP Number)

John P. Flakne

Kopp Investment Advisors, LLC

7701 France Avenue South, Suite 500

Edina, MN 55435

(952) 841-0400

Copy to:

Pamela M. Krill

Godfrey & Kahn, S.C.

One East Main Street

Madison, WI  53703

     (608) 257-3911

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  901103101

l) Name of Reporting Person

Kopp Investment Advisors, LLC

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

OO: Client Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

None

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person

IA

SCHEDULE 13D

CUSIP No.  901103101

l) Name of Reporting Person

Kopp Holding Company, LLC

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

Not applicable – indirect beneficial ownership

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

None

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  901103101

l) Name of Reporting Person

Kopp Holding Company

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

Not applicable – indirect beneficial ownership

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

None

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  901103101

l) Name of Reporting Person

LeRoy C. Kopp

2) Check the Appropriate Box if a Member of a Group

(a)      [   ]

(b)     [   ]

3) SEC Use Only

4) Source of Funds

PF; OO (501(c)(3) corporation funds)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

None

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person

IN

Item 1.  Security and Issuer

This statement relates to the common stock (“Common Stock”), $0.001 par value, of Tut Systems, Inc. (the “Company”), whose principal executive offices are located at 6000 SW Meadows Road, Suite 200, Lake Oswego, Oregon 97035.

Item 2.  Identity and Background

(a)

This statement is filed by:  Kopp Investment Advisors, LLC (“KIA”) with respect to shares of Common Stock owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC (“KHCLLC”) solely as the parent entity of KIA and indirect beneficial owner of the shares of Common Stock beneficially owned by KIA; Kopp Holding Company (“KHC”) solely as the parent entity of KHCLLC and indirect beneficial owner of the shares of Common Stock beneficially owned by KHCLLC; and LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly, including by virtue of his position as the control person of KHC.  The foregoing persons are sometimes referred to as “Reporting Persons.”  Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.  Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

(c)

The principal business of KIA is that of an investment adviser managing discretionary accounts owned by numerous third-party clients.  KHCLLC and KHC are holding companies engaged, through subsidiaries, in the investment industry.  The principal occupation of Mr. Kopp is serving as the chief executive officer of KHCLLC, KHC and KIA.

(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

KIA and KHCLLC are Minnesota limited liability companies.  KHC is a Minnesota corporation.  Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

When the Company was sold on March 6, 2007, the Reporting Persons received cash from the acquirer in exchange for all of their shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 – A written agreement relating to the filing of this statement pursuant to Rule 13d-1(k).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 29, 2007

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

/s/ John P. Flakne
BY:  John P. Flakne
TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of May, 2007.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

/s/ John P. Flakne
BY:  John P. Flakne
TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp

Schedule A

List of Directors and Executive Officers

LeRoy C. Kopp, individually, and as Sole Director and Chairman, Chief Executive Officer and President of KHC, as Sole Governor and Chairman, Chief Executive Officer and President of KHCLLC, and as Sole Governor and Chairman and Chief Executive Officer of KIA

Sally A. Anderson as President of KIA

John P. Flakne as Executive Vice President, Chief Financial Officer and Secretary of KHC and KHCLLC and as Chief Financial Officer, Chief Operating Officer and Secretary of KIA

A-1